Exhibit 99.1

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

7 July 2003

Notification was received on 4 July 2003, from Sprucegrove Investment Management Ltd, notifying of its interest in 17,950,003 shares in United Utilities PLC amounting to 3.02% of the issued share capital.

The shares were registered in the names of the following holders:

Registered holder	Number of shares
Citibank N.A. London	1,157,290
Deutsche Bank Trust Company Americas	947,500
Chase Nominees Ltd	2,410,585
Mellon Nominees (UK) Ltd	2,572,814
Nortrust Nominees Ltd	2,022,362
Roy Nominees Ltd	3,823,245
State Street Nominees Ltd a/c NP8E	521,846
State Street Nominees Ltd a/c VN5D	513,570
State Street Nominees Ltd a/c 16Y8	1,508,060
State Street Nominees Ltd a/c SM86	1,866,613
State Street Nominees Ltd a/c AA1X	112,730
State Street Nominees Ltd a/c JF2M	183,380
State Street Nominees Ltd a/c 05NU	191,628
State Street Nominees Ltd a/c 00ND	118,380
17,950,003

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Contact for queries:	Tim Rayner 01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.